BHP Billiton 171 Collins Street Melbourne Victoria 3000 Australia T +61 3 9609 2654 F +61 3 9611 1002 bhpbilliton.com

September 21, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in Annual Report on Form 20-F for the year ended June 30, 2016 of BHP Billiton Limited and BHP Billiton PLC (together, “BHP Billiton”)

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that BHP Billiton has made disclosure pursuant to those provisions in Section 7 of its Annual Report on Form 20-F for the year ended June 30, 2016, which was filed with the Securities and Exchange Commission on September 21, 2016.

Yours sincerely,

BHP BILLITON

By:	/s/ Margaret Taylor
Name:	Margaret Taylor
Title:	Group Company Secretary

A member of the BHP Billiton Group which is headquartered in Australia, Registered Office: Level 16, 171 Collins Street Melbourne Victoria 3000 Australia,

ABN 49 004 028 077 Registered in Australia